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Exhibit 99.1

        Unless otherwise indicated or unless the context otherwise requires, "we," "us," "our company," "our" or "Canadian Solar" refers to Canadian Solar Inc., a Canadian company, its predecessor entities and its subsidiaries. "China" or "PRC" refers to the People's Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

Summary Consolidated Financial and Operating Data

        The following summary consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the summary consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 23, 2015, or the 2014 Annual Report. The summary consolidated balance sheet data as of December 31, 2012 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on April 26, 2013.

        The following summary consolidated statement of operations data for the nine months ended September 30, 2014 and 2015 and the summary consolidated balance sheet data as of September 30, 2015 have been derived from our unaudited interim condensed consolidated financial statements. Our unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all normal and recurring adjustments that we consider necessary for a fair statement of our financial position and operating results for the applicable dates and periods presented.

        The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and, "Item 5. Operating and Financial Review and Prospects" included in our 2014 Annual Report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

Summary Consolidated Statement of Operations Information

        The table below presents our selected consolidated statement of operations data for the periods specified:

	Years Ended December 31,			Nine Months Ended September 30,
Consolidated Statement of Operations Data	2012	2013	2014	2014	2015
	(in thousands of $, except share and per share data)
Net revenues	1,294,829	1,654,356	2,960,627	2,004,474	2,347,348
Cost of revenues	1,204,468	1,378,661	2,379,633	1,608,345	1,971,030

Gross profit	90,361	275,695	580,994	396,129	376,318

Selling expenses	91,053	88,426	125,797	89,574	110,325
General and administrative expenses	128,826	44,768	76,826	47,552	111,668
Research and development expenses	12,998	11,685	12,057	8,643	12,237

Total operating expenses	232,877	144,879	214,680	145,769	234,230

Income (loss) from operations	(142,516)	130,816	366,314	250,360	142,088
Interest expenses	(53,304)	(46,244)	(48,906)	(36,805)	(37,083)
Interest income	13,360	11,973	14,363	10,134	12,622
Gain (loss) on change in foreign currency derivatives	(4,369)	10,764	19,656	4,796	(2,804)
Foreign exchange gain (loss)	(10,708)	(51,469)	(32,219)	(12,444)	11,593
Investment income (loss)	(1,082)	—	—	—	2,342
Others	—	428	1,623	1,134	389

Other expenses, net	(56,103)	(74,548)	(45,484)	(33,185)	(12,941)

Income (loss) before incomes taxes and equity in earnings (loss) of unconsolidated investees	(198,619)	56,268	320,831	217,175	129,147
Income tax benefit (expenses)	5,433	(7,639)	(77,431)	(49,953)	(18,529)
Equity in earnings (loss) of unconsolidated investees	(1,969)	(3,064)	487	493	369

Net income (loss)	(195,155)	45,565	243,887	167,715	110,987
Less: Net income attributable to non-controlling interest	314	13,906	4,385	3,948	1,424

Net income (loss) attributable to Canadian Solar Inc.	(195,469)	31,659	239,502	163,767	109,563

Earnings (Loss) per share—basic	$(4.53)	$0.68	$4.40	$3.02	$1.97
Shares used in computation—basic	43,190,778	46,306,739	54,408,037	54,155,634	55,657,035
Earnings (Loss) per share—diluted	$(4.53)	$0.63	$4.11	$2.83	$1.88
Shares used in computation—diluted	43,190,778	50,388,284	59,354,615	59,038,133	60,297,192

Summary Consolidated Balance Sheet Information

        The table below presents our selected consolidated balance sheet data as of the dates specified:

	As of December 31,			As of September 30,
Consolidated Balance Sheet Data	2012	2013	2014	2015
	(in thousands of $)
Current assets
Cash and cash equivalents	141,968	228,250	549,543	345,802
Restricted cash	422,357	451,153	439,961	586,706
Inventories	274,456	231,158	432,325	426,400
Project assets	180,437	344,162	235,228	209,097
Total current assets	1,442,204	1,719,356	2,315,886	2,276,588
Restricted cash	—	—	35,224	69,472
Property, plant and equipment, net	469,643	407,605	469,349	1,311,624
Project assets—non-current	218,710	160,836	69,283	2,401
Total assets	2,259,313	2,453,735	3,072,424	4,077,822
Total current liabilities	1,540,250	1,778,359	1,949,265	2,498,563
Convertible notes	—	—	150,000	150,000
Long-term borrowings	214,563	151,392	134,300	514,254
Total liabilities	1,912,564	2,041,290	2,340,339	3,298,874
Total Canadian Solar Inc. shareholders' equity	290,899	390,528	716,611	765,163

Operating Data

	Years Ended December 31,			Nine Months Ended September 30,
Operating Data	2012	2013	2014	2014	2015
	(in MW)
Solar power products sold (in MW)
Solar module business	1,490.1	1,736.1	2,358.5	1,624.5	2,661.3
Total solutions business	53.0	157.9	454.1	290.9	324.6

Total	1,543.1	1,894.0	2,812.6	1,915.4	2,985.9

Average selling price (in $ per watt)
Solar module business	0.77	0.67	0.67	0.69	0.59

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Nine Months Ended September 30,
	2014		2015
	(in thousands of $, except percentages)
Net revenues	2,004,474	100.0%	2,347,348	100.0%
Cost of revenues	1,608,345	80.2%	1,971,030	84.0%
Gross profit	396,129	19.8%	376,318	16.0%
Operating expenses:
Selling expenses	89,574	4.5%	110,325	4.7%
General and administrative expenses	47,552	2.4%	111,668	4.8%
Research and development expenses	8,643	0.4%	12,237	0.5%
Total operating expenses	145,769	7.3%	234,230	10.0%
Income from continuing operations	250,360	12.5%	142,088	6.1%
Other income (expenses)
Interest expense	(36,805)	(1.8)%	(37,083)	(1.6)%
Interest income	10,134	0.5%	12,622	0.5%
Gain (loss) on change in foreign currency derivatives	4,796	0.2%	(2,804)	(0.1)%
Foreign exchange gain (loss)	(12,444)	(0.6)%	11,593	0.5%
Investment income	—	—	2,342	0.1%
Others	1,134	0.1%	389	0.0%
Income before income taxes and equity in earnings of unconsolidated investees	217,175	10.8%	129,147	5.5%
Income tax expense	(49,953)	(2.5)%	(18,529)	(0.8)%
Equity in earnings of unconsolidated investees	493	0.0%	369	0.0%
Net income	167,715	8.4%	110,987	4.7%
Less: Net income attributable to non-controlling interest	3,948	0.2%	1,424	0.1%
Net income attributable to Canadian Solar Inc.	163,767	8.2%	109,563	4.7%

Nine Months Ended September 30, 2015 compared to Nine Months Ended September 30, 2014

        Net Revenues.    Our total net revenues increased by $342.9 million, or 17.1%, from $2,004.5 million for the nine months ended September 30, 2014 to $2,347.3 million for the nine months ended September 30, 2015. The increase was primarily due to higher shipments from our solar module business from 1,625 MW for the nine months ended September 30, 2014 to 2,661 MW for the nine months ended September 30, 2015, partially offset by a decrease in the averaging selling price of our solar modules and a decrease in revenue contribution from our total solutions business. In the nine months ended September 30, 2015, Europe and others accounted for 10.8% of our net revenues, while the Americas contributed 49.8% and Asia contributed 39.4%. Our top five customers by revenues collectively accounted for 29.0% of our net revenues in the nine months ended September 30, 2015.

  •
  Modules.  Revenues generated from our module segment increased by $410.5 million, or 28.5%, from $1,438.6 million for the nine months ended September 30, 2014 to $1,849.1 million for the nine months ended September 30, 2015. The increase was primarily due to an increase of $699.7 million attributed to the 64.9% increase of shipments of our solar modules, partially offset by a decrease of $263.0 million attributed to the 14.4% decline in average selling price of our solar modules.

    Our total solar module shipments were 2,985.9 MW for the nine months ended September 30, 2015, an increase of 55.9% from 1,915.4 MW for the nine months ended September 30, 2014. Shipments to non-European markets increased by 933.6 MW from 1,639.0 MW for the nine months ended September 30, 2014 to 2,572.6 MW for the nine months ended September 30, 2015, primarily to customers in India and China. Shipments to European markets increased by 137.0 MW from 276.4 MW for the nine months ended September 30, 2014 to 413.4 MW for the nine months ended September 30, 2015.

    The average selling price of our solar modules declined from $0.69 for the nine months ended September 30, 2014 to $0.59 for the nine months ended September 30, 2015. The decline was primarily due to the supply of solar products exceeding demand, change in the geographic mix of revenues and the depreciation of the Euro and Japanese Yen against the US dollar.

  •
  Energy Development.  Revenues generated from our energy development segment decreased by $110.1 million, or 14.7%, from $747.6 million for the nine months ended September 30, 2014 to $637.5 million for the nine months ended September 30, 2015. This decrease was primarily due to a decrease in sales of solar power projects of $174.2 million, though partially offset by a $62.5 million increase in revenue from EPC services.

  •
  Electricity Generation.  Revenues generated from our electricity generation segment increased by $18.1 million, from $0.5 million for the nine months ended September 30, 2014 and $18.6 million for the nine months ended September 30, 2015. This increase was primarily due to an increase in the number of solar power systems in operation.

        Cost of Revenues.    Our total cost of revenues increased by $362.7 million, or 22.6%, from $1,608.3 million for the nine months ended September 30, 2014 to $1,971.0 million for the nine months ended September 30, 2015. The increase was primarily due to increased shipments from our solar module business, partially offset by a decrease in manufacturing costs of our solar modules business and a decrease in cost of revenues from our total solutions business. Total cost of revenues as a percentage of total net revenues slightly increased from 80.2% for the nine months ended September 30, 2014 to 84.0% for the nine months ended September 30, 2015.

  •
  Modules.  Cost of revenues incurred by our module segment increased by $384.2 million, or 32.0%, from $1,201.1 million for the nine months ended September 30, 2014 and $1,585.3 million for the nine months ended September 30, 2015. This increase was primarily due to increased shipments from our solar module business, partially offset by lower solar module manufacturing costs. Our total manufacturing costs in China, including purchased polysilicon, wafers and cells was $0.41 per watt for the nine months ended September 30, 2015. In addition, in the nine months ended September 30, 2015, we made cash deposits of approximately $71.1 million related to countervailing and anti-dumping rulings in the U.S. that were charged to our cost of revenues, of which $4.6 million was a one-time cumulative catch-up required by the new U.S. Department of Commerce ruling.

  •
  Energy Development.  Cost of revenues incurred by our energy development segment decreased by $51.2 million, or 9.0%, from $571.5 million for the nine months ended September 30, 2014 to $520.4 million for the nine months ended September 30, 2015. This decrease was primarily due to fewer projects sold, though partially offset by an increase in revenue from EPC services.

  •
  Electricity Generation.  Cost of revenues incurred by our electricity generation segment increased by $8.8 million, from $0.4 million for the nine months ended September 30, 2014 and $9.2 million for the nine months ended September 30, 2015. This increase was in line with increase in revenue generated from our electricity generation segment.

        Gross Profit.    As a result of the foregoing, our total gross profit decreased by $19.8 million, or 5.0%, from $396.1 million for the nine months ended September 30, 2014 to $376.3 million for the nine months ended September 30, 2015. Our total gross margin decreased from 19.8% for the nine months ended September 30, 2014 to 16.0% for the nine months ended September 30, 2015.

  •
  Modules.  Gross profit for our module segment increased by $26.3 million, or 11.1%, from $237.5 million for the nine months ended September 30, 2014 to $263.8 million for the nine months ended September 30, 2015, and gross margin decreased from 16.5% for the nine months ended September 30, 2014 to 14.3% for the nine months ended September 30, 2015, primarily due to the decrease in the average selling price of our solar modules as well as charges relating to the countervailing and anti-dumping rulings, though partially offset by a decrease in our solar module manufacturing costs.

  •
  Energy Development.  Gross profit for our energy development segment decreased by $58.9 million, or 33.5%, from $176.0 million for the nine months ended September 30, 2014 to $117.1 million for the nine months ended September 30, 2015, and gross margin decreased from 23.5% for the nine months ended September 30, 2014 to 18.4% for the nine months ended September 30, 2015, primarily due to lower margins from the sales of solar power projects.

  •
  Energy Generation.  Gross profit for our energy generation segment increased by $9.3 million, from $0.1 million for the nine months ended September 30, 2014 to $9.4 million for the nine months ended September 30, 2015, and gross margin increased from 16.1% for the nine months ended September 30, 2014 to 50.5% for the nine months ended September 30, 2015, primarily due to high margins generated from our projects in North America and Europe.

        Operating Expenses.    Our operating expenses increased by $88.5 million, or 60.7%, from $145.8 million for the nine months ended September 30, 2014 to $234.2 million for the nine months ended September 30, 2015. Operating expenses as a percentage of our total net revenues increased from 7.3% for the nine months ended September 30, 2014 to 10.0% for the nine months ended September 30, 2015.

        Selling Expenses.    Our selling expenses increased by $20.8 million, or 23.2%, from $89.6 million for the nine months ended September 30, 2014 to $110.3 million for the nine months ended September 30, 2015. The increase was primarily due to a $15.9 million increase in shipping and handling expenses and a $5.5 million increase in external sales commissions. Selling expenses as a percentage of our net total revenues slightly increased from 4.5% for the nine months ended September 30, 2014 to 4.7% for the nine months ended September 30, 2015.

        General and Administrative Expenses.    Our general and administrative expenses increased by $64.1 million, or 134.8%, from $47.6 million for the nine months ended September 30, 2014 to $111.7 million for the nine months ended September 30, 2015. The increase was primarily due to (i) the consolidation of Recurrent's general and administrative expenses of $17.9 million, (ii) a $20.8 million provision related to the LDK arbitration case, (iii) a $6.4 million increase in various professional fees and expenses, of which $4.1 million was related to the acquisition of Recurrent, and (iv) a $7.8 million increase in bad debt expenses. General and administrative expenses as a percentage of our total net revenues increased from 2.4% for the nine months ended September 30, 2014 to 4.8% for the nine months ended September 30, 2015.

        Research and Development Expenses.    Our research and development expenses increased by $3.6 million, or 41.6%, from $8.6 million for the nine months ended September 30, 2014 to $12.2 million for the nine months ended September 30, 2015. Research and development expenses as a percentage of our total net revenues were 0.4% for the nine months ended September 30, 2014 and 0.5% for the nine months ended September 30, 2015.

        Interest Expense, Net.    Our interest expense, net, decreased by $2.2 million, or 8.3%, from $26.7 million for the nine months ended September 30, 2014 to $24.5 million for the nine months ended September 30, 2015. Interest expense increased by $0.3 million, or 0.8%, from $36.8 million for the nine months ended September 30, 2014 to $37.1 million for the nine months ended September 30, 2015. Interest income increased by $2.5 million, or 24.6%, from $10.1 million for the nine months ended September 30, 2014 to $12.6 million for the nine months ended September 30, 2015.

        Gain/(Loss) On Change in Foreign Currency Derivatives.    We recorded a loss of $2.8 million on change in foreign currency of derivatives for the nine months ended September 30, 2015, compared to a gain of $4.8 million for the nine months ended September 30, 2014. The loss for the nine months ended September 30, 2015 was attributable to loss on foreign currency forward contracts that we purchased to hedge against the impact of changes in exchange rates of foreign currencies, mainly the Canadian dollar, Japanese yen and Renminbi.

        Foreign Exchange Gain/(Loss).    We recorded a foreign exchange gain of $11.6 million for the nine months ended September 30, 2015, compared to a loss of $12.4 million for the nine months ended September 30, 2014. The gain for the nine months ended September 30, 2015 was primarily attributable to the depreciation of the Renminbi and Canadian dollar.

        Income Tax Expense.    We recorded an income tax expense of $18.5 million for the nine months ended September 30, 2015, compared to $50.0 million for the nine months ended September 30, 2014. The decrease in income tax provision in 2015 was primarily due to our lower profit before income tax.

        Equity in Earnings of Unconsolidated Investees.    Our share of the earnings of unconsolidated investees was net earnings of $0.4 million for the nine months ended September 30, 2015, compared to net earnings of $0.5 million for the nine months ended September 30, 2014.

        Net Income Attributable to Non-Controlling Interest.    The net income attributable to non-controlling interest is the share of net income attributable to the interests of non-controlling shareholders in certain of our subsidiaries or project companies in Canada, China, Germany, Japan and the U.S. In many cases, we acquire or establish project companies in which third parties hold minority equity interests, which are reported as non-controlling interests in our consolidated financial statements. When the projects are sold to third parties, we allocate the percentage attributable to non-controlling interests accordingly. No net income was generated in connection with the sale of project assets which was attributable to minority interests for the nine months ended September 30, 2015 and 2014.

        Net Income Attributable to Canadian Solar Inc.    As a result of the foregoing, we recorded net income of $109.6 million for the nine months ended September 30, 2015, which was a decrease of $54.2 million, or 33.1%, compared to our net income of $163.8 million for the nine months ended September 30, 2014.

Liquidity and Capital Resources

        The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2014	2015
	(in thousands of $)
Net cash provided by operating activities	6,002	195,350
Net cash used in investing activities	(12,912)	(783,548)
Net cash provided by financing activities	197,076	403,843
Net increase (decrease) in cash and cash equivalents	179,899	(203,741)
Cash and cash equivalents at the beginning of the year	228,250	549,543
Cash and cash equivalents at the end of the period	408,149	345,802

Operating Activities

        Net cash provided by operating activities was $195.4 million for the nine months ended September 30, 2015, compared to $6.0 million for the nine months ended September 30, 2014. The change was primarily due to improved working capital investment generally, partially offset by a decrease in net income from $167.7 million to $111.0 million.

Investing Activities

        Net cash used in investing activities was $783.5 million for the nine months ended September 30, 2015, compared to $12.9 million for the nine months ended September 30, 2014. The change was primarily due to an increase in payments to construction of our self-operated projects of $346.5 million, the net payments of $197.0 million to acquire subsidiaries, as well as an increase in restricted cash mainly used as collateral to secure our bank acceptances and borrowings.

Financing Activities

        Net cash provided by financing activities was $403.8 million for the nine months ended September 30, 2015, compared to $197.1 million for the nine months ended September 30, 2014. The change was primarily due to a net increase in bank borrowings during the nine months ended September 30, 2015.

        As of September 30, 2015, we had total outstanding credit facilities of $2,492.9 million, of which $691.9 million was undrawn and available. We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the 12 months ending December 31, 2016. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

        As of September 30, 2015, we had outstanding short-term borrowings of $639.8 million with Chinese banks. Between January 1, 2015 and September 30, 2015, we obtained new borrowings of $754.7 million from Chinese banks, including $610.7 million with due dates beyond December 31, 2015. Also, between January 1, 2015 and September 30, 2015, we renewed existing bank facilities of $1,341.7 million from Chinese banks with due dates beyond December 31, 2015. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings of our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

        We made capital expenditures of $426.7 million for the nine months ended September 30, 2015. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop solar power systems to generate electricity revenue. As of September 30, 2015, our commitments for the purchase of property, plant and equipment were $89.8 million.

Restricted Net Assets

        Both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $395.8 million as of September 30, 2015.

        As of September 30, 2015, $164.4 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under accounting principles generally accepted in the PRC, to a non-distributable general reserve. After making this appropriation, the balance of the $164.4 million of undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute the distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

Contractual Commitments

        The following table sets forth our contractual obligations and commercial commitments as of September 30, 2015:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands of $)
Short-term debt obligations	1,062,479	1,062,479	—	—	—
Interest related to short-term debt obligations(1)	47,812	47,812	—	—	—
Operating lease obligations	32,834	7,504	5,737	2,643	16,950
Purchase obligations(2)	203,874	191,037	12,837	—	—
Long-term debt obligations	514,254	—	387,617	14,918	111,719
Interest related to long-term debt obligations(3)	24,941	—	18,799	724	5,418

Total	1,886,194	1,308,832	424,990	18,285	134,087

(1)
Interest rates range from 1.69% to 10.00% per annum for short-term debt obligations.

(2)
Includes commitments to purchase $89.8 million of production equipment and $114.1 million of raw materials.

(3)
Interest rates range from 0% to 13% per annum for long-term debt obligations.

Off-balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

New Segment Reporting

        We use the management approach to determine operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making decisions, allocating resources and assessing performance. We have identified our chief executive officer as our chief operating decision maker, as he reviews consolidated and segment results when making decisions about allocating resources and assessing performance for us.

        With our decision to expand our business in both building and selling and building and operating project assets, beginning in 2015, we report our financial performance based on the following three segments:

  •
  Module Segment.  The module segment primarily involves the design, development, manufacture and sales of solar power products and solar system kits;

  •
  Energy Development Segment.  The energy development segment primarily involves solar power project development, EPC services, and O&M services; and

  •
  Electricity Generation Segment.  The electronic generation segment primarily holds solar power projects for the purpose of generating income from the sale of electricity.

        The following table summarizes the results for the new segment businesses for the period indicated:

	Years Ended December 31,
	2012	2013	2014
	(in thousands of $)
Net revenues	1,294,829	1,654,356	2,960,627
Module segment	1,374,922	1,483,751	2,034,626
Energy development segment	56,239	322,927	1,210,036
Electricity generation segment	118	1,327	2,863
Elimination	(136,450)	(153,649)	(286,898)
Cost of revenues	1,204,468	1,378,661	2,379,633
Module segment	1,289,105	1,298,949	1,721,474
Energy development segment	42,857	233,160	929,741
Electricity generation segment	185	563	2,020
Elimination	(127,679)	(154,011)	(273,602)
Gross profit	90,361	275,695	580,994
Module segment	85,817	184,802	313,152
Energy development segment	13,382	89,767	280,295
Electricity generation segment	(67)	764	843
Elimination	(8,771)	362	(13,296)

        Module Segment.    Net revenues generated from our module segment were $1,374.9 million, $1,483.8 million and $2,034.6 million in 2012, 2013 and 2014, respectively. The increase during these periods was primarily due to an increase in shipments of our solar modules from 1,543 MW in 2012 to 1,894 MW in 2013 and 2,813 MW in 2014, partially offset by a decrease in average selling price from $0.77 in 2012 to $0.67 in 2013 and 2014. Cost of revenues incurred by our module segment was $1,289.1 million, $1,298.9 million and $1,721.5 million during 2012, 2013 and 2014, respectively. The increase during these periods was primarily due to increased solar module shipments, though partially offset by lower solar module manufacturing costs. As a result of the foregoing, gross profit generated from our module segment was $85.8 million, $184.8 million and $313.2 million for 2012, 2013 and 2014, respectively.

        Energy Development Segment.    Net revenues generated from our energy development segment were $56.2 million, $322.9 million and $1,210.0 million in 2012, 2013 and 2014, respectively. The increase during these periods was primarily due to increases in revenue from both sales of solar power projects and EPC services. Cost of revenues incurred by our energy development segment was $42.8 million, $233.2 million and $929.7 million during 2012, 2013 and 2014, respectively. The increase during these periods was in line with the increase in revenue generated from our energy development segment. As a result of the foregoing, our gross profit generated from our energy development segment was $13.4 million, $89.8 million and $280.3 million in 2012, 2013 and 2014, respectively.

        Electricity Generation Segment.    Net revenues generated from our electricity generation segment were $0.1 million, $1.3 million and $2.9 million in 2012, 2013 and 2014, respectively. The increase during these periods was primarily due to an increase in the number of projects in operation. Cost of revenues incurred by our electricity generation segment was $0.2 million, $0.6 million and $2.0 million during 2012, 2013 and 2014, respectively. The increase during these periods was in line with the increase in revenue generated from our electricity generation segment. As a result of the foregoing, our gross profit generated from our electricity generation segment was a loss of $0.1 million and profits of $0.8 million and $0.8 million in 2012, 2013 and 2014, respectively.

Recent Developments

        As of September 30, 2015, we had a total solar project pipeline of 2.5 GWp and a late-stage project pipeline, comprising self-owned and joint venture projects and EPC contracts, in Canada, Japan, the U.S. and China, totaling approximately 2.2 GWp.

        As of September 30, 2015, we had:

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  4 GW of total annual solar module manufacturing capacity, approximately 500 MW of which is located in Ontario, Canada with the balance located in China;

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  1.9 GW of total annual solar cell manufacturing capacity located in China; and

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  310 MW of total annual ingot and wafer manufacturing capacity located in China.

        Between October 1 and December 30, 2015, we entered into additional credit facilities with an aggregate amount of approximately $909.4 million, of which $501.6 million was undrawn and available as of the date of this report. In addition, we issued warrants to purchase an aggregate of up to 2,288,211 of our common shares in connection with a $180 million senior loan facility in October and December 2015. Please see the section headed Subsequent Events in footnote 21 of the financial statements for the nine months ended September 30, 2015 included as Exhibit 99.2 of this report.

        In the nine months ended September 30, 2015, our major suppliers of silicon wafers included GCL, Yichang CSG Polysilicon Co., Ltd. and LDK Solar Co., Ltd. Our major suppliers of solar cells in the nine months ended September 30, 2015 included Motech Industries, Inc., Neo Solar and Tongwei Solar Co., Ltd. Our largest supplier of raw materials by dollar amount of purchases accounted for 24.6% of our total raw materials purchases for the nine months ended September 30, 2015.

        As of December 24, 2015, we had 428 patents and 206 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have five U.S. patents. We also have one patent in Norway. As of December 24, 2015, we had 60 registered trademarks and one trademark application pending in the PRC, and 44 registered trademarks and 24 trademark applications pending outside of China.

        As of December 31, 2015, we had 55,965,443 common shares outstanding.

Legal and Administrative Proceedings

Canadian Class Action Lawsuit

        In January 2015, the plaintiff in a class action lawsuit filed against us and certain of our executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act. The Court dismissed our application for leave to appeal and the class action has moved to the merits stage. We believe the Ontario action is without merit and we are defending it vigorously.

LDK

        In July 2010, CSI Cells Co. Ltd., one of our wholly-owned subsidiaries, filed a request for arbitration against LDK with Shanghai International Economy and Trade Arbitration Commission (formerly known as CIETAC Shanghai Branch) in relation to wafer supply contracts we entered into with LDK in October 2007 (the "2007 Supply Contract") and in June 2008 (the "2008 Supply Contracts"). In December 2012, CIETAC Shanghai Branch awarded RMB248.9 million in compensation plus RMB2.32 million in arbitration expenses to LDK for the damages LDK claimed to have suffered from the alleged breaches by us of the 2007 Supply Contract and 2008 Supply Contracts between July 2009 and September 2010 (the "2012 Arbitral Award").

        In February 2013, LDK filed for enforcement of the 2012 Arbitral Award with Jiangsu Suzhou Intermediate People's Court (the "Suzhou Intermediate Court"). In 2013, LDK initiated two separate proceedings against us in Jiangxi Xinyu Intermediate People's Court (the "Xinyu Intermediate Court"), claiming that we had forfeited our rights to the initial deposits under the 2007 Supply Contract and 2008 Supply Contracts because of the alleged breaches under these contracts. On October 18, 2013, the Xinyu Intermediate Court stayed these proceedings pending the decision by the Suzhou Intermediate Court as to the 2012 Arbitral Award. On September 9, 2015, the Suzhou Intermediate Court ruled in favor of LDK. On October 19, 2015, we reached a settlement agreement with LDK (the "2015 Settlement Agreement"). Under the 2015 Settlement Agreement, we agreed to pay RMB132.7 million ($20.9 million) to LDK and to purchase 64.3 million silicon wafers from LDK at market price over a three year period starting in or around December 2015, in exchange for which LDK (i) would release us from the 2012 Arbitration Award and waive its rights and claims thereunder and (ii) would withdraw its complaints from the Xinyu Intermediate Court and terminate such proceedings. The Suzhou Intermediate Court reviewed and approved the 2015 Settlement Agreement and terminated the enforcement proceeding relating to the 2012 Arbitral Award. We have already paid the required amounts and fulfilled our obligations under the 2015 Settlement Agreement.

        In March 2014, LDK filed an application for arbitration with CIETAC, seeking compensation and enforcement expenses for damages LDK claimed to have suffered from the alleged breaches under the 2008 Supply Contracts between October 2010 and December 2013. We filed counterclaims against LDK in July 2014. On December 22, 2015, CIETAC ruled to reject both LDK's claims and our counterclaims.

U.S. Anti-dumping and Countervailing Duty Proceedings

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. A number of parties challenged the determinations of the USDOC and the USITC in appeals to the U.S. Court of International Trade. On August 7, 2015, the U.S. Court of International Trade sustained the USITC's final determination and on December 11, 2015, the U.S. Court of International Trade sustained the USDOC's final determination.

        These cash deposit rates were modified on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these rulings, the cash deposit rates applicable to us were revised to 9.67% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the 2012-2013 period are subject to ongoing litigation at U.S. Court of International Trade. Decisions on these appeals are not expected until late 2016 or 2017.

        The rates at which duties will be assessed and payable for the 2013-2014 period are subject to ongoing administrative reviews that are likely to conclude in July 2016 and may differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the U.S.

European Anti-dumping and Anti-Subsidy Investigations

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an anti-dumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. In each investigation, we were identified as one of a number of Chinese exporting producers of these products to the EU market. On December 6, 2013, the EU imposed definitive anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The European Commission accepted our offer for an undertaking agreement, according to which duties were not payable on our products sold into the EU, so long as we respected the terms and conditions of the undertaking, including a volume ceiling and minimum import price arrangement, and until the measures expired or the European Commission withdrew the undertaking agreement.

        On February 28, 2014, we filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive anti-dumping measures and of the regulation imposing the definitive countervailing measures (case T-162/14 and joined cases T-158/14, T-161/14, and T-163/14). These actions for annulment are ongoing.

        On June 20, 2014, we filed a request for leave to intervene in two separate actions brought by SolarWorld AG and others before the General Court of the EU for annulment of the undertaking agreement between the European Commission and Chinese exporting producers (cases T-141/14 and T-142/14). On November 28, 2014, we were granted leave to intervene. On February 2, 2015, we filed our observations rebutting claims that the undertaking agreement violates EU law.

        On June 4, 2015, the European Commission withdrew the acceptance of our undertaking offer. On November 23, 2015, we submitted to the General Court of the European Union requests for the withdrawal of our intervention in cases T-141/14 and T-142/14. Our withdrawal requests are pending.

        On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The outcome of the expiry reviews can be only the extension of the measures at their existing level or their termination; the measures cannot be amended. Also on December 5, 2015, the European Commission initiated an interim (changed circumstances) review limited to the question whether cells should be excluded from the scope of the measures. The anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China will, in any event, remain in force for the duration of the reviews and may subsequently be extended for up to five years. The reviews must be terminated by March 4, 2017.

        On December 18, 2015, the European Commission confirmed our status as an interested party in the three review proceedings. We have not requested to be sampled in the expiry reviews and the European Commission does not intend to apply sampling in the interim review.

Canadian Anti-dumping and Countervailing Duties Investigation

        On June 3, 2015, the CBSA released final determinations of dumping and subsidization which found dumping calculated by way of a Ministerial Specification based on a Non Market Economy finding applicable to all cooperative exporters and ascertained a Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal determined that a Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties have been imposed on imports of Chinese Solar Modules into Canada starting on July 3, 2015. We do not believe the imposition of these duties will have a material negative effect upon our results of operations because we have significant module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve our Canadian business.

QuickLinks

  Exhibit 99.1